UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [_] Form 20-F [_] Form 11-K [ ] Form 10-Q [_] Form N-SAR

For Period Ended: December 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bright Mountain Media, Inc.
Full Name of Registrant

Former Name if Applicable
6400 Congress Avenue, Suite 2050
Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33487
City, State, Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Form 10-K could not be filed within the prescribed time because additional time is required by the Company’s management as it was determined that an adjustment requiring a restatement to prior financial period financial statements as of and for the year ended December 31, 2019, and unaudited consolidated financial statements as of and for each of the interim quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020.The Company is working diligently to complete the necessary work and review of internal controls. Any charges or adjustments would be non-cash in nature and are not expected to impact the economics of the Company’s existing or future commercial arrangements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Edward A. Cabanas	(561)	998-2400
(Name)	Area Code	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bright Mountain Media, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2021	By:	/s/ Edward A. Cabanas
		Name:	Edward A. Cabanas
		Title:	Chief Financial Officer